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January 26, 2010

Ms. Jessica Barberich
Assistant Chief Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Medical Billing Assistance, Inc. (the Company)
Form 10-K for the Year Ended December 31, 2008
Filed April 7, 2009
File No. 0-53012

Dear Ms. Barberich;

This is in response to your January 7, 2010 comment letter to the Company. The numbered paragraphs correspond to the numbered paragraphs in your letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 12

1.   We note from your revised disclosures in response to prior comment 2 that yourrevenues resulted from the sale of medical equipment and supplies. However, this is inconsistent with your stated business plan of providing billing assistance to DMEs. Please clarify the nature of your business and how you plan to generate revenue in the future, and revise your disclosure accordingly in future filings, including any amendments.

The business plan remains the same. In this turbulent time, we have elected to attempt to generate revenues wherever possible. It happened that for the relevant period, we generated revenues from the sale of medical equipment and supplies. We do not plan to change our business model but to act as opportunity presents itself.

Ms. Jessica Barberich
January 26, 2010

Item 8. Financial Statements and Supplementary Data

Note I Organization. Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 24

            2.   Please revise your disclosure in future filings, including any amendments, toinclude the information in your response to prior comment 5 regarding the typical billing contracts you intend to use and your revenue recognition policy. Also, c1arify in your response and in your future disclosure how and when you will record upward adjustments, when applicable.

Disclosure in future filings will comply with Staff commented as noted. Upward price adjustments over minimum billing levels are negotiated with clients on a case by case basis depending on client billing volume.

            3.   Tell us and disclose in future filings, including any amendments, your revenuerecognition policies for sales of medical equipment and supplies.

Revenue from the sale of medical equipment and supplies is recognized when ordered products are shipped.

            4.   P lease tell us how you determined that it was appropriate to present revenue gross as a principal based on the amount billed to the customer rather than net as an agent based on the amount retained (i.e. the amount billed to the customer less the amount paid to the supplier). Address each of the indicators described in ASC 605-45 in your response. Also, tell us the terms of your sale transactions and why you have not recorded any receivables or inventory on your books.

The Company determined that pursuant to ASC 605-45 it appropriately presents gross revenue as a principal as it meets the following indicators of gross revenue reporting: The Company is the primary obligor in its sales arrangements, has general inventory risk, has the ability to determine the price at which it sells products or services, may change products and does perform services, has discretion of supplier selection, is involved in the determination of product or service specs, has physical loss inventory risk, and has credit risk. The Company has no accounts receivable or inventory as its sales volume to date has been very low and the limited sales it has had have been quickly filled and paid for.

Ms. Jessica Barberich
January 26, 2010

         5.   We note from your response to prior comment 5 that you do not receive up-frontpayments. This is contrary to your disclosures in each of your subsequent Formsl0-Q for the periods ended March 31, .2009, June 30, 2009, and September 30, 2009 which state that standard contract policy calls for partial payment up front with balance due upon receipt of final billing. Please clarify and revise your disclosures in future filings, including any amendments, if applicable.

The statement regarding partial up front payment referred to medical supplies and equipment. This point will be specifically clarified in future filings.

Item 9A(T). Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 26

         6.   We have reviewed your revised disclosure in response to prior comment 6 andreissue our comment in its entirety. Please reyise your disclosure to clearly state,if true, that your principal executive and principal financial officers concluded thatyour disclosure controls and procedures were effective as of December 31, 2008. Furthermore, please revise to appropriately distinguish disclosures regarding disclosure controls and procedures from disclosures regarding your internal controls over financial reporting. For example, you discuss finding no material weaknesses in your internal control over financial reporting in the paragraph which discusses your conclusions on your disclosure controls and procedures.

This is to confirm that we will revise our disclosure to clearly state that our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective as of the relevant date. For the purposes of this Form 10-K filing as of December 31, 2008, this is to confirm that our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective

Management’s Annual Report on Internal Control Over Financial Reporting. page 25

         7.   Please revise your conclusion regarding the effectiveness of your internal control over financial reporting in accordance with the requirements of paragraph (a)(3) of Item 308 of Regulation S-K. Please clearly state whether or not ‘internal control over financial reporting was effective’.

Ms. Jessica Barberich
January 26, 2010

This is to confirm that we will revise our disclosure to clearly state that our principal executive and principal financial officers have concluded that our internal control over financial reporting was effective were effective as of the relevant date. For the purposes of this Form 10-K filing as of December 31, 2008, this is to confirm that our principal executive and financial officer has concluded that our internal control over financial reporting was effective.

Form 10-Q for the quarter Ended September 30, 2009

Item 2. Management’s Discussion and Analysis and Plan of Operation

Results of Operations. page 11

         8. Please clarify to us the nature of your revenues earned during the nine months ended September 30, 2009.

It happened that for the relevant period, we generated revenues from the sale of medical equipment and supplies. As noted above, we do not plan to change our business model but to act as opportunity presents itself.

Liquidity and Capital Resources, page 12

         9.   You disclose that Mr. West has agreed to loan you funds as may be necessary through December 31, 2009 for working capital purposes. Please tell us and disclose in your Form 10-K for the year ended December 31, 2009 if Mr. West has extended this agreement past December 31, 2009, and advise us how you intend to meet your liquidity needs subsequent to December 31, 2009. Please provide us with your proposed disclosure.

This is to confirm that Mr. West has extended this agreement past December 31, 2009. Our proposed disclosure is as  follows:

At the present time, we have no plans to raise any additional funds within the nexttwelve months, other than those raised in our past private offering. Any workingcapital will be generated from internal operations or from funds, which may beloaned to us by Mr. West, our President. In the event that we need additional capital, Mr. West has agreed to loan such funds as may be necessary through December 31, 2010 for working capital purposes. However, we reserve the right to examine possible additional sources of funds, including, but not limited to, equity or debt offerings, borrowings, or joint ventures.

Ms. Jessica Barberich
January 26, 2010

As requested in your comment letter, we have been authorized by the Company to state that the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact David Wagner at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

Medical Billing Assistance, Inc.
/s/ Michael West
Michael West
President